# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beta Bionics, Inc., CIK 0001674632
CUSIP: 08659B102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11 Hughes, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 04/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001875620

## Reporting persons
- Sands Capital Life Sciences Pulse Fund II. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,154,409; sole dispositive power 0; shared dispositive power 3,154,409; aggregate amount beneficially owned 3,154,409 (7.3% of the class)
- Sands Capital Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,154,409; sole dispositive power 0; shared dispositive power 3,154,409; aggregate amount beneficially owned 3,154,409 (7.3% of the class)
- Frank M. Sands: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,154,409; sole dispositive power 0; shared dispositive power 3,154,409; aggregate amount beneficially owned 3,154,409 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Beta Bionics, Inc.
Address of issuer's principal executive offices: 11 Hughes, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Sands Capital Life Sciences Pulse Fund II, L.P. ("Sands Pulse Fund II"), Sands Capital Ventures, LLC ("Sands Capital Ventures") and Frank M. Sands (together with Sands Pulse Fund II and Sands Capital Ventures, the "Reporting Persons").

Sands Capital Ventures, as the investment manager of Sands Pulse Fund II, may be deemed to beneficially own the shares of the Issuer's common stock held by Sands Pulse Fund II. Sands Capital Life Sciences Pulse Fund II-GP, L.P. ("Sands Pulse Fund II GP, L.P.") is the sole general partner of Sands Pulse Fund II, and the sole general partner of Sands Pulse Fund II GP, L.P. is Sands Capital Life Sciences Pulse Fund II-GP, LLC ("Sands Pulse Fund II GP, LLC"). Frank M. Sands holds ultimate voting and investment power over securities held by the Reporting Persons, Sands Pulse Fund II GP, L.P. and Sands Pulse Fund II GP, LLC.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons, Sands Pulse Fund II GP, L.P. and Sands Pulse Fund II GP, LLC is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: Sands Pulse Fund II and Sands Pulse Fund II GP, L.P. are organized under the laws of the Cayman Islands. Sands Capital Ventures and Sands Pulse Fund II GP, LLC are organized under the laws of Delaware. Frank M. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,154,409
Percent of class: 7.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,154,409
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,154,409

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sands Capital Life Sciences Pulse Fund II. L.P.: /s/ Jonathan Goodman, Jonathan Goodman/General Counsel (04/09/2025)
- Sands Capital Ventures, LLC: /s/ Jonathan Goodman, Jonathan Goodman/General Counsel (04/09/2025)
- Frank M. Sands: /s/ Frank M. Sands, Frank M. Sands (04/09/2025)
Comment: Sands Capital Life Sciences Pulse Fund II, L.P. signed by Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner, by Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner, by Jonathan Goodman, General Counsel